Exhibit 1.6

             UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

       The following unaudited pro forma combined financial statements are presented assuming the acquisition will be accounted for under the purchase method of accounting.

     The unaudited pro forma combined financial information is presented for illustration purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been completed at the dates indicated. The information does not necessarily indicate the future operating results or financial position of the combined company.

          The pro forma amounts pertaining to the Zed Data Systems entity in the unaudited pro forma combined financial statements are expressed in U.S. dollars and translated at the noon buying rate on June 30, 2000 which was $1.00 US to $1.4806 Canadian for the June 30, 2000 balance sheet and a mix of average historical rates for the statements of income for the respective periods.

               INVESTAMERICA, INC. and ZED DATA SYSTEMS CORP.
                     Pro Forma Combined Balance Sheet


Pro Forma Combined Balance Sheet

                                   Historical
                                     As at
                                 June 30, 2000
                         ----------------------------


                                        Zed Data        Pro Forma  Pro Forma
                         InvestAmerica  Systems       Adjustments   Combined
                         -------------  --------      -----------  ---------
ASSETS
Current Assets
Cash and Cash Equivalents $   96,217   $   41,031   $      -   $     137,248
Accounts
  Receivable - Net                 -      734,706          -         734,706
Inventory                          -      705,783          -         705,783
                          ----------    ---------   --------    ------------
Total Current Assets          96,217    1,481,520          -       1,577,737

Long-Term Investment       4,000,000            -          -       4,000,000
Property and
   Equipment - Net            11,907      124,902          -         136,809
Goodwill - Net                     -           -  27,097,841(3a)  17,613,597
                                                  (9,484,244)(3d)
                           ---------    ---------   --------    ------------
Total Assets             $ 4,108,124   $1,606,422 $17,613,597   $ 23,328,143

                         ===========   ========== ===========   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Due to related party     $ 1,456,691   $        - $        -    $  1,456,691
Notes Payable                      -       43,901          -          43,901
Notes Payable - Related
  Party                    2,000,000            -  5,000,000(3b)   7,000,000
Accounts Payable
  and Accrued
  Liabilities                107,873     1,441,612 1,050,000(3e)   2,599,485
                          ----------    ---------   --------    ------------
Total Current
   Liabilities             3,564,564     1,485,513 6,050,000      11,100,077
                          ----------    ---------   --------   -------------

Stockholders' Equity
Preferred Stock                  450            -         -              450
Equity Conversion Right            -            - 22,218,750(3b)  22,218,750
Common Stock                  31,018        2,883     (2,883)(3c)    31,018
Additional Paid-In
   Capital                 2,317,877            -         -        2,317,877
Retained Earnings
   (Accumulated Deficit)  (1,805,785)     118,026  (118,026)(3c) (11,290,029)
                                                  (9,484,244)(3d)
                                                  (1,050,000)(3e)
                          ----------    --------- -------------  -----------
Total stockholders'
   Equity                    543,560      120,909 11,563,597      12,228,066

Total Liabilities and
   Stockholders' Equity  $ 4,108,124  $ 1,606,422 $ 17,613,597  $ 23,328,143
                         ============ =========== ============  ============


The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

                INVESTAMERICA, INC. and ZED DATA SYSTEMS CORP.
                     Pro Forma Combined Statement of Income


Pro Forma Combined Statement of Income

                                Historical for the
                                Nine Months Ended
                          ----------------------------
                     June 30, 2000   May 31, 2000
                     -------------   ------------
                                         Zed Data     Pro Forma    Pro Forma
                    InvestAmerica        Systems    Adjustments     Combined
                    -------------        --------   -----------    ---------
Operating Revenues  $          -    $ 5,846,243   $         -    $ 5,846,243
Operating Expenses     1,801,226      5,778,217   $ 4,064,676(3d) 11,644,119
                    ------------    -----------   -----------    -----------
Operating Income
     (Loss)           (1,801,226)        68,026    (4,064,676)    (5,797,876)

Other Income
     (Expense) - Net           -         30,039      (450,000)(3e)  (419,961)
                    ------------    -----------   --------------  -----------

Net Income (Loss)   $ (1,801,226)    $   98,065    $(4,510,676)  $(6,217,837)
                    =============    ==========    ============  ============
Basic Earnings Per
Common Share        $      (0.02)                                $    (0.06)
                    =============                                ===========
Weighted Average
Shares Outstanding    95,382,808                                 110,382,808
                    ============                                 ===========


The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

                 INVESTAMERICA, INC. and ZED DATA SYSTEMS CORP.
                     Pro Forma Combined Statement of Income


Pro Forma Combined Statement of Income


                              Historical for the
                              Twelve Months Ended
                         ----------------------------
                         Sept 30, 1999   Aug 31, 1999
                         -------------   ------------
                                        Zed Data     Pro Forma     Pro Forma
                         InvestAmerica  Systems      Adjustments   Combined
                         ------------   ---------    -----------   ---------
Operating Revenues       $        -    $  1,888,956  $       -   $ 1,888,956
Operating Expenses             4,559      2,156,810  5,419,568(3b) 7,580,937
                         -----------   ------------  ------------- ---------
Operating Income
     (Loss)                   (4,559)     (267,854)  (5,419,568)  (5,691,981)

Other Income
     (Expense) - Net               -        50,658   (600,000)(3e)  (549,342)
                         -----------   -----------   ------------- ----------

Net (Loss)               $    (4,559)  $ (217,196) $(6,019,568)  $(6,241 323)
                         ============  ============  ==========  ===========
Basic Earnings Per
Common Share             $     (0.00)                            $     (0.06)
                         ============                            ============
Weighted Average
Shares Outstanding         83,250,000                              98,250,000
                         ============                            ============


The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

     On July 7, 2000, InvestAmerica consummated the acquisition of Zed. The unaudited pro forma financial data was prepared by adding or combining the historical amounts of each company and adjusting the combined amounts for significant differences in accounting methods used by each company and appropriate pro forma adjustments. These adjustments are described in the accompanying notes to the financial statements. The unaudited pro forma combined balance sheet was prepared by combining the balance sheets of InvestAmerica and Zed at June 30, 2000, giving effect to the acquisition of Zed as if it had occurred as of June 30, 2000. The unaudited pro forma combined statements of income give effect to the acquisition of Zed as if it had occurred at the beginning of the earliest period presented, combining the results of InvestAmerica for the year ended September 30, 1999, with that of Zed for the year ended August 31, 1999 and results of InvestAmerica for the nine months ended June 30, 2000, with that of Zed for the nine months ended May 31, 2000, with pro forma adjustments. The terms of the acquisition specify all of the outstanding shares of Zed will be exchanged for 50,000 shares of InvestAmerica Series B preferred stock and a $5,000,000 promissory note of the Company. These shares have a conversion right into 15,000,000 shares of InvestAmerica common stock. This conversion right has been valued at $22,218,750 and the purchase price has been valued at $27,218,750. This exchange ratio (15,000,000 shares of common stock) was used in computing certain of the pro forma adjustments and in computing share and per share amounts in the accompanying unaudited pro forma financial information.

       The unaudited pro forma combined balance sheet reflects the appropriate pro forma adjustments to record the acquisition of Zed using the purchase method of accounting. Total consideration has been allocated, based on estimated fair values on the acquisition date, as follows:



Current assets                                  $  1,481,520
Other assets                                         124,902
                                                ------------
                                                   1,606,422
Less:  Current liabilities                        (1,485,513)
                                                ------------
Net identifiable assets acquired                     120,909
Goodwill                                          27,097,841
                                                ------------
Purchase price                                  $ 27,218,750
                                                ============

                                 F-5

    The unaudited pro forma combined statements of income reflect additional amortization expense resulting from the increase in goodwill due to this acquisition.

    The unallocated excess of total consideration over net identifiable assets acquired has been allocated to goodwill, which will be amortized over five years.

Note 2 - Exchange Ratio

    The terms of the purchase agreement specify all of the outstanding shares of Zed will be converted into 50,000 preferred shares of combined company stock. These preferred shares are convertible into 15,000,000 common shares of the combined company's common stock. This exchange ratio was used in computing share and per share amounts in the accompanying pro forma financial information.

Note 3 - Pro Forma Adjustments

(a)  A pro forma adjustment has been made to record goodwill.

(b) A pro forma adjustment had been made to record the acquisition of Zed by the issuance of 50,000 shares of combined company preferred stock in exchange for all of the shares of Zed as per the exchange ratio in Note 2 above, and also reflects the issuance of a $5,000,000, 12% annual interest promissory note. Under revised terms of repayment with the noteholder, $100,000 of the promissory note is now due and payable with the remainder payable in six monthly installments of $715,000 commencing July 31, 2001 plus a final installment of $610,000 on January 31, 2002. Interest to be paid separately. The conversion right has been valued at $22,218,750.

(c) A pro forma adjustment has been made to eliminate the share capital and retained earnings of Zed.

(d) A pro forma adjustment has been made to record amortization of goodwill over the useful life of five years.

(e) A pro forma adjustment has been made to record the interest payable on the promissory note associated with the Zed acquisition.

(f) Pro forma adjustments have been made in all periods presented to the number of weighted average shares outstanding used in the calculation of basic and diluted earnings per share. The number of weighted average shares outstanding reflects the conversion of shares and share equivalents of Zed common into combined company common stock after giving effect to conversion from preferred stock to common stock in accordance with the acquisition agreement.

(g) There are no significant inter-company transactions between InvestAmerica and Zed.

Note 4 - Reclassifications

    Reclassifications have been made to the historical financial statements to conform to the presentation expected to be used by the Company in the future.